UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14N

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

BARRETT BUSINESS SERVICES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

068463108

(CUSIP Number)

☐	Solicitation Pursuant to § 240.14a-2(b)(7)

☐	Solicitation Pursuant to § 240.14a-2(b)(8)

☐	Notice of Submission of a Nominee or Nominees in Accordance with § 240.14a-11

☒	Notice of Submission of a Nominee or Nominees in Accordance with Procedures Set Forth Under Applicable State or Foreign

Law, or the Registrant’s Governing Documents

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS Wayne King
2	MAILING ADDRESS AND PHONE NUMBER OF EACH REPORTING PERSON (OR, WHERE APPLICABLE, THE AUTHORIZED REPRESENTATIVE) Wayne King C/O Foley & Lardner LLP, 2021 McKinney Ave., Ste. 1600, Dallas, TX 75201
3

AMOUNT OF SECURITIES HELD THAT ARE ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS HELD BY EACH REPORTING PERSON (AND, WHERE APPLICABLE, AMOUNT OF SECURITIES HELD IN THE AGGREGATE BY THE NOMINATING SHAREHOLDER GROUP), BUT INCLUDING LOANED SECURITIES AND NET OF SECURITIES SOLD SHORT OR BORROWED FOR PURPOSES OTHER THAN A SHORT SALE:

287,024

4

NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS REPRESENTED BY AMOUNT IN ROW (3) (AND, WHERE APPLICABLE, AGGREGATE NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF DIRECTORS HELD BY GROUP):

287,024

SCHEDULE 14N

Item 1(a). Name of Registrant

Barrett Business Services, Inc., a Maryland corporation (the “Issuer”).

Item 1(b). Address of Registrant’s Principal Executive Officers

The address of the principal executive offices of the Issuer is:

8100 NE Parkway Drive, Suite 200

Vancouver, Washington

Item 2(a). Name of Person Filing

Wayne King (the “Reporting Person”).

Item 2(b). Address or Principal Business Office or, If None, Residence

For the Reporting Person, the business address is:

C/O Foley & Lardner LLP, 2021 McKinney Ave., Ste. 1600, Dallas, TX 75201

Item 2(c). Title of Class of Securities

Common Stock, $0.01 par value per share

Item 2(d). CUSIP No.

068463108

Item 3. Ownership

(a)	The amount of securities held by the Reporting Person and entitled to be voted on the election of directors is as follows:

287,024

(b)

All of the foregoing securities disclosed by the Reporting Person in (a) of this Item 3 are voting securities entitled to one vote per share pursuant to the Issuer’s governing documents and accordingly, the number of shares of Common Stock disclosed in (a) of this Item 3 represents the number of votes attributable to such securities.

(c)-(d)	None of the securities disclosed in this Schedule 14N have been loaned or sold in a short sale that is not closed out, or that have been borrowed for purposes other than a short sale.

(e)

The aggregate voting stock owned by the Reporting Person as set forth in this Item 3 is 287,024 shares of Common Stock, which constitutes approximately 3.75% of the outstanding Common Stock of the issuer, based on 7,646,324 shares of Common Stock outstanding as of October 21, 2020, as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020, filed with the SEC on November 04, 2020.

Item 4. Statement of Ownership From a Nominating Shareholder or Each Member of a Nominating Shareholder Group Submitting this Notice Pursuant to § 240.14a-11

Not Applicable

Item 5. Disclosure Required for Shareholder Nominations Submitted Pursuant to § 240.14a-11

Not applicable.

Item 6. Disclosure Required by § 240.14a-18

(a)

The Reporting Person has nominated Wayne King (the “Nominee”) for election to the Board of Directors (the “Board”) of the Issuer at its forthcoming 2021 annual meeting of shareholders (the “Annual Meeting”). The Nominee has consented to be named in the Issuer’s proxy statement and form of proxy and, if elected, to serve on the Issuer’s board of directors.

(b)-(d)

The participant in the solicitation is expected to be the Reporting Person (the “Participant”). The nomination of the Nominee is to be made in the Issuer’s proxy materials pursuant to the proxy access procedures set forth in the Issuer’s Bylaws as amended through May 27, 2020 and the Securities Exchange Act of 1934, as amended, and related Securities and Exchange Commission rules and regulations. The cost of distribution thereof shall be borne by the Issuer.

The Reporting Person believes that if the Nominee is elected as a director of the Issuer, the Nominee would be considered an independent director of the Company under (i) the Company’s independence requirements as set forth on the Company’s Charter for the Nominating and Governance Committee as adopted by the Board as of April 23, 2012, (ii) NASDAQ listing rules and (iii)paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Act of 1933, as amended (“Regulation S-K”).

The business address of the Nominee and Reporting Person is C/O Foley & Lardner LLP, 2021 McKinney Ave., Ste. 1600, Dallas, TX 75201

Information relating to the Nominee is set forth below.

Wayne King Jr. is a private investor focused on high-quality businesses since 2008. Mr. King served as a Managing director at UBS AG in New York City from 1999-2008 where he was responsible for the acquisition and risk management of a $20bln global portfolio of corporate and asset-backed securities. Since 1985, Mr. King was also employed in similar capacities at PaineWebber Inc., Diawa Securities, and Credit Suisse AG, and other financial institutions. Mr. King has a business degree from Arizona State University and an MBA in Finance from the University of Denver.

Mr. King brings to the board valuable experience in risk management, investments, and financial markets.

Except as otherwise set forth in this Schedule 14N, (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Issuer except as set forth herein; (iii) no Participant owns any securities of the Issuer which are owned of record but not beneficially; (iv) no Participant has exchanged any securities of the Issuer during the past two years except any purchase of the Issuer as summarized in Schedule B; (v) no part of the purchase price or market value of the securities of the Issuer owned by the Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person other than the Issuer with respect to any securities of the Issuer, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of the Participant owns beneficially, directly or indirectly, any securities of the Issuer, except for the 4,990 shares of Common Stock aggregately owned by the spouse and children of the Participant; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Issuer;(ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Issuer’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Issuer or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Issuer or its affiliates, or with respect to any future transactions to which the Issuer or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting other than the election of directors; (xii) no Participant holds any positions or offices with the Issuer; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Issuer to become a director or executive officer and (xiv) No companies or organizations, with which the Participant has been employed in the past five years, is a parent, subsidiary or other affiliate of the Issuer. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Issuer or any of its subsidiaries or has a material interest adverse to the Issuer or any of its subsidiaries.

With respect to the Participant, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

Other than as stated above and elsewhere in this Schedule 14N, there are no agreements, arrangements or understandings between the Participant or their affiliates and associates, and the Nominee or any other person or persons pursuant to which the nomination described herein is to be made and the Reporting Person and his affiliates and associates have no material interest in such nomination, including any anticipated benefit therefrom to the Reporting Person or any of his affiliates or associates.

(e) Other than as stated above and elsewhere in this Schedule 14N, there are no (1) direct or indirect material interests in any contract or agreement between the Participant and/or the Issuer or any affiliate of the Issuer (including any employment agreement, collective bargaining agreement, or consulting agreement); (2) material pending or threatened legal proceedings in which the Participant is a party, involving the Issuer, any of its executive officers or directors, or any affiliate of the Issuer; and (3) other material relationships between the Participant, and/or the Issuer or any affiliate of the Issuer not otherwise disclosed herein.

(f) The Participant is not publishing soliciting materials on any web site.

Item 7. Notice of Dissolution of Group or Termination of Shareholder Nomination

Not applicable.

Item 8. Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this notice on Schedule 14N is true, complete and correct.

Date: January 21, 2021

/s/ Wayne King
Wayne King

EXHIBIT A

OWNERSHIP OF THE ISSUER’S SECURITIES BY EACH NOMINEE AND REPORTING PERSON AS OF THE

DATE HEREOF

Name	Number of Common Stock	Percentage of Ownership
Wayne King	287,024	3.75%

EXHIBIT B

TRANSACTIONS IN SECURITIES OF THE ISSUER

DURING THE PAST TWO YEARS

Name	Nature of the Transaction	Amount of Securities Purchased /(Sold)	Date of Transaction
Wayne King	Purchase	1,000 shares Common Stock purchased	02-26-2020
Wayne King	Purchase	1,000 shares Common Stock purchased	02-28-2020